

Mail Stop 3720

May 11, 2009

Mr. Alex Waldemar Zornig
Chief Financial Officer
Brasil Telecom S.A.
SIA/Sul, ASP, Lote D, Bloco B –
71215-000 – Setor de Indústria, Brasília, DF, Brazil

> **RE: Brasil Telecom S.A.**
> **Form 20-F for Fiscal Year Ended December 31, 2007**
> **Filed March 11, 2008**
>
> **Form 6-K furnished April 6, 2009**
> **File No. 1-15256**

Dear Mr. Zornig:

     We have reviewed your supplemental response letter dated April 17, 2009 as well as your filing and have the following comments. As noted in our comment letter dated December 22, 2008, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents.

Form 20-F for Fiscal Year Ended December 31, 2007

Note 36. Summary of differences between Brazilian Corporate Law and US GAAP, page F-64

a. Different criteria for capitalizing and amortizing capitalized interest, page F-64

1.   We note your response to prior comments 1 and 2. Based on the material impact of these errors on net income prepared in accordance with US GAAP, we believe you should restate your financial statements to present corrected amounts for each fiscal year. Please revise your financial statements accordingly.

     In addition, it is unclear to us how the error associated with the amortization of capitalized interest relates to the information presented in the table at page F-65.

Please provide us with an updated table that reflects the revised amounts and explain for us the nature of any remaining fluctuations in the amortization under US GAAP over the three-year period.

Form 6-K furnished April 6, 2009

2. We note that you disclosed certain information regarding adjustments to your net equity as of December 31, 2008 resulting from revised accounting practices and estimates and the performance of an appraisal. Explain these statements to us in more detail. Tell us how you are accounting for these adjustments in Brasil Telecom S.A.'s financial statements and the impact, if any, on financial statements for periods prior to 2008.

*   *   *   *

Please respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Robert S. Littlepage, Jr., Accounting Branch Chief at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 if you have any other questions.

Sincerely,

Larry Spirgel
Assistant Director